H-QUOTIENT, INC.
                                       AND
                                  HENRY M. COHN
                               8150 LEESBURG PIKE
                                    SUITE 503
                                VIENNA, VA 22180


February 7, 2001

Dear Apache Medical Systems Shareholder:

         We are offering to acquire your shares of common stock of Apache Medical Systems, Inc. ("Apacahe"). We will purchase shares of common stock of Apache Medical Systems tendered in the form of an exchange of one (1) share of common stock of H-Quotient, Inc. for every five (5) shares of Apache tendered and not properly withdrawn. Enclosed for your review and consideration are documents relating to our Offer to purchase your Apache shares . Our offer will expire at 12:00 midnight, New York City time on March 8, 2001 (unless extended by us).

         We are a third party not affiliated with Apache. The Board of Directors of Apache has not approved this Offer. APACHE SHAREHOLDERS ARE URGED TO READ OUR OFFER TO PURCHASE AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR SHARES.

         To accept our Offer, complete the enclosed letter of transmittal and return it to us on or prior to March 7, 2001 (unless the offer is extended by us. If you have any questions concerning the terms of the offer, or need assistance in completing the forms necessary to tender your shares, please contact us at (703) 716-0100.

         You should evaluate our offer based on your own particular financial circumstances. Our offer contains numerous terms and conditions that you should review before making a decision, including certain risk factors that are summarized on the first page of our Offer to Purchase. We suggest that you review our Offer to Purchase with your personal financial and tax advisors.


H-QUOTIENT, INC.
HENRY M. COHN